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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                INTER-DEALER QUOTATION SYSTEM FILED PURSUANT TO
               SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
                 OF 1934 AND RULES 13A-17 AND 15D-17 THEREUNDER


                              Mesa Air Group, Inc.
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                 (Exact Name of Issuer as Specified in Charter)


              2325 East 30th Street, Farmington, New Mexico 87401
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                    (Address of Principal Executive Offices)


                                 (505) 327-0271
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                (Issuer's Telephone Number, Including Area Code)


                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

     1.  Title of security    Common Stock
                          ------------------------------------------------------

     2.  Number of shares outstanding before the change    31,792,008
                                                       -------------------------

     3.  Number of shares outstanding after the change     30,047,008
                                                       -------------------------

     4.  Effective date of change    Reached ten percent on February 5, 1996
                                 -----------------------------------------------
                                     (an additional 5%)
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     5.  Method of change:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                            Stock repurchase program
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     Give brief description of transaction    Purchase of stock by Company
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pursuant to stock repurchase program announced by Company in December, 1995
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                          II. CHANGE IN NAME OF ISSUER

     1.  Name prior to change
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     2.  Name after change
                          ------------------------------------------------------

     3.  Effective date of charter amendment changing name
                                                          ----------------------

     4.  Date of shareholder approval of change, if required
                                                            --------------------

Date   2-13-96                     /s/ Stephen Jackson, Chief Financial Officer
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                                            (Officer's Signature and Title